# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE SUITE 800, SUITE 800, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 11/25/2025
Amends the filing with accession number 0001493152-25-017508
Filed by CIK 0001859309
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F.,No. 61, Sec. 4,, New Taipei Bouleva, Xinzhuang District, New Taipei City 242, Taiwan (F5), F5, 886-37-581999

## Reporting persons
- AINOS INC (CIK 0001859309): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 3,585,354; shared voting power 0; sole dispositive power 491,263; shared dispositive power 0; aggregate amount beneficially owned 491,263 (8.52% of the class)
  Comment: The number of securities in Row 7 includes, after giving effect to the one-for-five reverse stock split of the Issuer's common stock effected on June 30, 2025 (the "June 2025 Reverse Split"), (i) 491,263 shares of common stock, $0.01 par value, of Ainos, Inc., a Texas corporation (the "Issuer"), owned directly by Ainos Inc., a Cayman Islands company ("Ainos KY"), (ii) 1,223,958 shares pursuant to a Voting Agreement dated January 26, 2024 (the "2024 Voting Agreement"), by and among the Reporting Person, and Chun-Hsien Tsai, Ting Chuan Lee, Chun-Jung Tsai, and Chung-Yi Tsai (the "Tsai Group"); (iii) 122,000 shares of common stock pursuant to a Voting Agreement dated March 7, 2024 (the "2024 Voting Agreement II") with Chih-Heng Lu; (iv) 635,652 shares pursuant to a Voting Agreement dated May 3, 2024 between Ainos KY and ASE Test, Inc. ("ASE Test" and the "ASE Voting Agreement") (with the 635,652 ASE Test shares consisting of the following (a) 11,777 shares owned by ASE Test, (b) 99,875 shares issuable to ASE Test upon conversion of outstanding convertible notes of the Issuer (c) 424,000 shares issuable to ASE Test upon conversion of a convertible note of the Issuer issuable within 60 days), and (d) 100,000 shares issuable to ASE Test upon exercise of warrants to purchase 100,000 shares of the Issuer with ASE Test, (v) 1,037,206 shares pursuant to a Voting Agreement dated August 15, 2024 between Ainos KY and Taiwan Carbon Nano Technology Corporation ("TCNT Voting Agreement"), and (vi) 75,275 shares pursuant to a Voting Agreement dated March 10, 2025 between Ainos KY and Hsin-Liang Lee (the "2025 Voting Agreement"). The numbers in Rows 9, 11 and 13 represents beneficial ownership of 491,263 shares of common stock of the Issuer, consisting of 491,263 shares owned directly by Ainos KY and excludes (i) 1,223,958 shares pursuant to the 2024 Voting Agreement; (ii) 122,000 shares of common stock pursuant to the 2024 Voting Agreement II; (iii) 635,652 shares pursuant to the ASE Voting Agreement, (iv) 1,037,206 shares pursuant to a Voting Agreement dated August 15, 2024 between Ainos KY and Taiwan Carbon Nano Technology Corporation, and (v) 75,275 shares pursuant to the 2025 Voting Agreement. The percentage in Row 13 is based on the sum of, after giving effect to the June 2025 Reverse Split, (i) 4,812,634 shares of Common Stock outstanding as of November 13, 2025 as set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 13, 2025 and (ii) 950,000 shares of Common Stock granted and vested on November 25, 2025 as special stock awards, which were approved by the shareholders of Ainos, Inc. on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE SUITE 800, SUITE 800, SAN DIEGO, California (CA), 92108
Comment: This Amendment No. 13 ("Amendment No. 13") amends the Schedule 13D first filed with the Securities and Exchange Commission on April 28, 2021 (the "Original Statement"), as amended and restated by Amendment No. 1 dated December 13, 2023, as amended by Amendment No. 2 dated March 8, 2022, Amendment No. 3 dated September 2, 2022, Amendment No. 4 dated August 15, 2023, Amendment No. 5 dated January 29, 2024, Amendment No. 6 dated March 11, 2024, Amendment No. 7 dated May 6, 2024, Amendment No.8 dated August 20, 2024, Amendment No.9 dated November 26, 2024, Amendment No.10 dated March 12, 2025, Amendment No. 11 dated April 9, 2025, Amendment No. 12 dated October 9, 2025 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Ainos, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the filing of Amendment No. 12 on November 25, 2025, the Issuer granted 950,000 shares of Common Stock as special stock awards, 331,500 of which are subject to the 2024 Voting Agreement, the 2024 Voting Agreement II, and the 2025 Voting Agreement (together, the "Voting Agreements"), under which the Reporting Person has sole discretion to determine the vote of those shares.

The information requested by this Item 3 is incorporated herein by reference to Item 5 hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Ainos KY acquired the Common stock in the Issuer for investment purposes.

The 331,500 shares of Common Stock subject to the Voting Agreements were acquired as special stock awards.

Except as disclosed herein, each of the parties has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Parties may, from time to time, engage in discussions, whether initiated by the Parties or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Each of the Parties may review and evaluate their respective investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer's business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Parties regarding or related to the matters described in this Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 of the Statement are hereby amended and restated as follows:

(a) - (b) The information requested by these paragraphs are incorporated herein by reference to the cover pages to this Amendment No. 13.
Transactions in the class effected during the past sixty days: The reporting person has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the reporting person to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares (other than their respective records owner).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- AINOS INC: /s/ Chun-Hsien Tsai, Chun-Hsien Tsai/Director and CEO (11/28/2025)